UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Results of Linkage Global Inc’s Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders (the “EGM”) of Linkage Global Inc, a Cayman Islands exempted company with limited liability (the “Company”), was held at Floor 26, Block B, Wangxun Building 11 Keji East Road, Gaoxin District, Fuzhou, Fujian Province, People’s Republic of China, on September 8, 2026, at 9:30 a.m., Eastern Time.

At the EGM, shareholders approved the following resolutions:

●	It is resolved as an ordinary resolution with effect on September 18, 2026, that: (a) the authorised, issued, and outstanding shares of the Company (collectively, the “Shares”) be consolidated and divided by consolidating: (i) every 23 Class A ordinary shares with a par value of US$0.0025 each into one Class A Ordinary Share with a par value of US$0.0575; and; (ii) every 23 Class B ordinary shares with a par value of US$0.0025 each into one Class B ordinary Share with a par value of US$0.0575, with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association (the “Share Consolidation”); (b) as a result of the Share Consolidation, the authorised share capital of the Company be amended from US$2,525,000 divided into 998,000,000 Class A ordinary shares with a par value of US$0.0025 each and 12,000,000 Class B Ordinary Shares with a par value of US$0.0025 each to US$2,525,000 divided into 43,391,304 Class A ordinary shares with par value of US$0.0575 and 521,739 Class B Ordinary Shares with a par value of US$0.0575; and (c) no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share.

●	It is resolved, as a special resolution, that subject to and immediately following the Share Consolidation being effected, the Company adopt amended and restated memorandum and articles of association, in the form attached to the notice of meeting and proxy statement delivered to shareholders and dated August 19, 2026, in substitution for, and to the exclusion of, the Company’s existing memorandum and articles of association, to reflect the Share Consolidation.

●	It is resolved, as an ordinary resolution, to adjourn the general meeting to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form F-3 (File No. 333-293678) that was initially filed with the SEC on February 24, 2026 and declared effective by the SEC on March 10, 2026, (ii) the Company’s registration statement on Form S-8 (File No. 333-295394) filed with the SEC on April 29, 2026, (iii) the Company’s registration statement on Form F-3 (File No. 333- 333-296750) that was initially filed with the SEC on June 12, 2026 and declared effective by the SEC on June 26, 2026, and (iv) the Company’s registration statement on Form F-3 (File No. 333-297793) that was initially filed with the SEC on July 29, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: September 8, 2026	By:	/s/ Hong Chen
	Name:	Hong Chen
	Title:	Chief Executive Officer

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